Panthera Exploration Inc.

709 – 837 West Hastings Street

Vancouver, B.C.   V6C 3N6

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Panthera Exploration Inc. (the “Company”) will be held in the offices of the Company at the Terminal City Club Tower, Suite 709- 837 West Hastings Street, Vancouver, British Columbia, on Monday, the 29th day of June, 2009 at the hour of 10:00 a.m. (Vancouver time), for the following purposes:

1.

To receive the report of the directors;

2.

To receive the audited financial statements of the Company for the year ending December 31, 2008 (with comparative statements relating to the preceding fiscal period) together with the related Management Discussion and Analysis and report of the Auditors thereon;

3.

To determine the number of directors at five (5);

4.

To elect directors;

5.

To appoint MacKay LLP, Chartered Accountants as auditors for the Company, and to authorize the directors to fix their remuneration;

6.

To ratify, confirm and approve the Stock Option Plan that provides for up to 10% of the Company’s issued and outstanding shares to be available as stock options to directors, officers, employees, consultants and others providing services to the Company, as more particularly described in the Company’s Information Circular; and

7.

To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is a Management Information Circular and form of proxy for the Shareholders.  The accompanying Management Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

If you are a registered Shareholder of the Company and unable to attend the Meeting in person, please read, complete, date and sign the accompanying form of proxy and deposit it with Computershare Investor Services Inc., Attention:  Proxy Department, by 10:00 a.m. Vancouver time, on June 25, 2009 or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or deliver it to the Chairman of the Meeting prior to the commencement of the Meeting or adjournment thereof.   Please advise the Company of any change in your mailing address.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan, tax free saving plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf, please complete and return the materials in accordance with the instructions provided to you by your intermediary.

DATED at Vancouver, British Columbia on May 25, 2009.

By Order of the Board of Directors

“Nikolaos Cacos”

Nikolaos Cacos, President

PANTHERA EXPLORATION INC.

(the "Company")

Suite 709 - 837 West Hastings Street

Vancouver, British Columbia V6C 3N6

INFORMATION CIRCULAR

(Containing information as at May 25, 2009)

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF THE COMPANY FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY (AND ANY ADJOURNMENT THEREOF) (THE "MEETING") TO BE HELD ON MONDAY, JUNE 29, 2009 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAVE BEEN APPROVED BY THE DIRECTORS OF THE COMPANY.

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.  We have arranged for intermediaries to forward the meeting materials to beneficial owners of the common shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

APPOINTMENT OF PROXY HOLDERS

The individuals named in the accompanying form of proxy are Directors and/or Officers of the Company.  A Shareholder entitled to vote at the Meeting, may wish to appoint some other person (who need not be a Shareholder) to represent him at the meeting other than the persons designated in the Proxy.  You may do so by inserting the desired person's name in the blank space provided in the form of proxy or by completing another suitable form of proxy.

VOTING BY PROXY HOLDER

The person you name in the proxy will vote or withhold from voting on any ballot the Common Shares represented in the proxy according to your instructions.  If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly.  The proxy confers discretionary authority on the person named therein with respect to:

(a)

each matter or group of matters identified in the Proxy for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)

any amendment to or variation of any matter identified therein, and

(c)

any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

REGISTERED SHAREHOLDERS

Only registered Shareholders or duly appointed proxy holders are permitted to vote at the Meeting.  If you are a registered Shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person.  If you submit a Proxy, you must complete, date and sign the Proxy, and then return it to: Computershare Investor Services Inc., Attention:  Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775, (the "Transfer Agent") not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or the Chairman of the Meeting prior to the commencement of the Meeting, or any adjournment thereof at which the Proxy is to be used.

BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders are beneficial shareholders whose Shares are not registered in their own names (“Beneficial Shareholders”). Only Registered Shareholders, or the persons they appoint as their proxies, as of the Record Date, are permitted to vote at the Meeting.

All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

If you are a Beneficial Shareholder, whose Shares are not registered in your name, your Shares are registered either:

(a)

in the name of an intermediary that you deal with in respect of your Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans; or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited in Canada or Cede & Co. in the United States) of which the intermediary is a participant,

all of which are referred to as “Intermediaries” in this Information Circular. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of The Canadian Depository for Securities Limited are held.

Shares held for Beneficial Shareholders by Intermediaries can only be voted at the Meeting upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting Shares held for Beneficial Shareholders. Therefore, if you are a Beneficial Shareholder, you should ensure that your voting instructions are communicated to the appropriate person well in advance of the Meeting.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). NOBOs can expect to receive a scanable Voting Instruction Form (VIF) from our Transfer Agent, Computershare Trust Company of Canada [or Computershare Investor Services Inc. as the case might be ("Computershare")]. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions.  Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

In accordance with National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and Intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders has waived the right to receive meeting materials.

Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its Intermediary is identical to the Proxy provided to Registered Shareholders. However, its purpose is limited to instructing the Intermediary, which is the Registered Shareholder, how to vote on behalf of the Beneficial Shareholder.

Should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the Management Proxy holders named in the form and insert the Beneficial Shareholder’s name in the blank provided and return the materials to the Intermediary as directed.

This Information Circular and related material is being sent to both registered and non-registered owners of the securities of the Company.  If you are a non-registered owner and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your instructions as specified in the request for voting instructions.

REVOCABILITY OF PROXIES

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered and records office of the Company, at 709 – 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, at any time up to and including the last business day preceding the day of the Meeting, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Company nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Issued and Outstanding:

4,184,604 Common shares without par value

Authorized Capital:

Unlimited Common shares without par value

Only Shareholders of record at the close of business on May 25, 2009 (the “Record Date”) for determination of persons entitled to receive notice of the Meeting, are entitled to vote at the Meeting and.  Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or who complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted at the Meeting.

Each Shareholder is entitled to one vote for each common share registered in his name on the list of Shareholders.  The list is available for inspection during normal business hours at the office of the Transfer Agent and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

NUMBER OF DIRECTORS

At the meeting, the Shareholders will be asked to pass an ordinary resolution to set the number of directors at five.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until his/her successor is elected or appointed, unless his/her office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).

The following table and notes set out the names of management’s nominees for election as a director, the province or state and country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time he has been a director of the Company, and the number of shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Province or State and Country of Residence(1)	Principal Occupation and if not at present an elected Director, Occupation during the past five years(1)	Director Since	No. of Shares beneficially held(2)
NIKOLAOS CACOS Director, President, CEO and Corporate Secretary British Columbia, Canada

Corporate Secretary & Director of Blue Sky Uranium Corp. since November 2005; Director of Golden Arrow Resources Corporation since July 2004 and Corporate Secretary since February 2009; Vice President of IMA Exploration Inc. since July 1993, and Corporate Secretary since February 2009; and President of Cacos Consulting Ltd., a private company providing management services to private and public companies since 2001

		Apr. 11, 2000	69,790 Common
GERALD CARLSON(3) Director British Columbia, Canada

President, CEO and director of Copper Ridge Explorations Inc. from 1999 to present. President and director of Golden Aria Corp. from March 1995 to November 2007. Director of Almaden Minerals Ltd. from July 1998 to present.  Chairman and director of IMA Exploration Inc. from February 1999 to December 2007. Director of Panthera Exploration Inc. from November 2006 to present.  Director of Tarsis Capital Corp. from July 2007 to present. Director of BonTerra Resources Inc. from July 2007 to present.  President of the Society of Economic Geologists Canada Foundation.

		Nov.10/2006	5,000 Common
JERRY A. MINNI(3) Director British Columbia, Canada	CEO of Mcorp Investment Group since 2006, self-employed Certified General Accountant since 1988 and currently partner of Minni, Clark & Company, and director and officer of several reporting issuers.	Nov.19/2002	4,455 Common
ROBERT COLTURA(3) Director British Columbia, Canada	President, Matalia Investments Ltd. From 1993 to present; and president of BonTerra Resources Inc. from May 2007 to present.	Aug.2/2002	1,433 Common
DAVID TERRY Director, Vice President Exploration British Columbia, Canada

VP Exploration for the Company from March 2004 to present. Vice President, Exploration for the Grosso Group from January 2005 to present. Director and Vice President Exploration for Golden Arrow Resources Corp. from July 2004 to present. Regional geologist with the British Columbia Ministry of Energy and Mines in Cranbrook, British Columbia from May 2001 to March 2004

		Dec.11/2007	Nil Common

(1)

The information as to province, state and country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)

Denotes member of Audit Committee.

CORPORATE CEASE TRADE ORDERS AND BANKRUPTCIES

To the knowledge of the Company, no proposed director is, or has, within the 10 years before the date of this Information Circular, been a director or executive office of any company that, while that person was acting in that capacity:

(a)

was the subject of a cease trade order or similar order or an order that denied relevant company access to any exemptions under securities legislation, for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officers, in the company being the subject of a cease trade or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, make a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

AUDIT COMMITTEES

The Audit Committee is composed of Mr. Carlson, Mr. Coltura and Mr. Minni. The Audit Committee Charter, adopted in April 2005, is attached as Exhibit “A”.

The Company’s Audit Committee must be comprised of at least three directors, the majority of whom are not employees, control persons or members of management of the Company or any of its associates or affiliates.  The board of directors of the Company, after each annual shareholder’ meeting must appoint or re-appoint an audit committee.  As of the date of Information Circular, the members of the Audit Committee were Messrs. Minni, Coltura, and Carlson.  All the members of the Audit Committee are independent directors who are not officers or employees of the Company or its affiliates, and are financially literate.

Each member of the Audit Committee has the requisite education and experience that is relevant to the performance of his responsibilities as an audit committee member.  In particular, Mr. Minni is a Certified General Accountant, since 1988, and a partner of Minni, Clark & Company, Certified General Accountants.

The Audit Committee must review the annual financial statements of the Company before they are approved by the board of directors of the Company.  The board of directors of the Company must review, and if considered appropriate, approve the annual financial statements of the Company before presentation to the shareholders of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In accordance with disclosure requirements, the Board of Directors of the Company has adopted the following corporate governance practices:

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In accordance with disclosure requirements, the Board of Directors of the Company has adopted the following corporate governance practices:

1.

Stewardship of the Company

The goal of the Company is to create Shareholder value through the development of its properties in North and South America.

The Board of Directors has responsibility for the stewardship of the Company, specifically to oversee the operation of the Company and supervise management.

The Board acts in accordance with the British Columbia Business Corporations Act, the Company’s Articles of

Incorporation and By-laws, the policies of the TSX Venture Exchange, and securities rules in the Province of British Columbia. Every Board director is part of the process of establishing policies for the Company and its subsidiaries.

(a)  The Strategic Planning Process.  The Board participates in strategic planning by considering and, if deemed appropriate, adopting plans proposed and developed by management, with management having the primary responsibility for developing a strategic plan.

(b)  Principal Risks.  The Board considers the risks inherent in the mining industry and receives periodic assessments from management as to these risks and the Company’s strategies to manage these risks.

(c)  Succession Planning.  The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management.  The training and development of personnel is generally left to management.  The Board appoints the President, Chief Executive Officer and Chairman, as well as the Audit Committee members and officers each year at its first meeting of Directors immediately following the Annual General Meeting.

(d)   Communications Policy.  The Board assesses from time to time how effectively the Company communicates with Shareholders, but does not have a formal communication policy.  The Company meets or exceeds all requirements to disseminate material information in a timely manner based on the TSX-V Exchange policies.  The Company keeps an electronic database for disseminating information, has provided interested parties with a toll free number, meets with brokers and portfolio managers and attends investment conferences in Canada and the U.S.  The Company has a website with detailed information on its properties and corporate structure and offers parties an electronic means of communicating with the Company.

(e)   Integrity of Internal Control.  The Board, through the Audit Committee and in conjunction with its auditors, assesses the adequacy of the Company’s internal control systems.  This process is undertaken on an annual basis during preparation of the year end financial audit.  The Audit Committee also reviews and assesses the financial statements on a quarterly basis and reviews annually the Disclosure and Insider Trading Policy.

2.

Board Independence

The Board shall consist of five directors.  Jerry Minni, Gerald Carlson and Robert Coltura are “outside” and “unrelated” directors.  The other two directors, Nikolaos Cacos and David Terry, because of their management positions, are “inside” and “related”.  The entrepreneurial nature of the Company, and the current stage of the Company’s development, make it appropriate for the Board to be composed of the present number and composition of directors, and the Board believes that when balanced against the attendant increase in cost to the Company and possible reduction in the efficiency with which decisions are made, it would not be warranted to change the Board’s composition at this time.

3.

Individual Unrelated Directors

The Board currently consists of three unrelated and outside directors - Jerry Minni, Gerald Carlson and Robert Coltura.

Jerry Minni was appointed a director in November 2002.  Mr. Minni serves on the board of directors of several companies.  He is the CEO of Mcorp Investment Group, since 2006; a self-employed Certified General Accountant since 1988; and currently a partner of Minni, Clark & Company, Certified General Accountants.

Robert Coltura became a director of the Company in August 2002 and is President of Matalia Investments Ltd.

Dr. Gerald Carlson was appointed a Director of Panthera in November 2006.  He has been involved in mineral exploration and exploration company management for over 30 years.  He is President and CEO of Copper Ridge Exploration, and a director of Almaden Minerals Ltd., Golden Aria Corp., Blue Sky Resources Corp., Tarsis Capital Corp. and BonTerra Resources Inc.  Dr. Carlson is the President of the Society of Economic Geologists Canada Foundation, a past President of AME BC (formerly the British Columbia and Yukon Chamber of Mines) and, in 2003, was awarded the CIM's J.C. Sproule Award in recognition of his contributions to mineral exploration in Canada's north.

4.

Related Inside Directors

Mr. Cacos has been a director, President and CEO of the company since April 2000.  He is also a director of Golden Arrow Resources Corporation, Blue Sky Uranium Corp., Grosso Group Management Ltd. and a Vice President of IMA Exploration Inc.

Dr. Terry was appointed to the Board in December 2007 after having been Vice President, Exploration since 2004.  He is also a director and Vice President, Exploration of Golden Arrow Resources Corporation and a director of Astral Mining Corporation.  Dr. Terry has over 20 years experience in the mining sector focused on exploration for a wide spectrum of precious and base metal deposits throughout North and South America.

5.

Nominating Committee

The Board has not constituted a nominating committee to propose new nominees to the Board and for assessing directors’ performance because the Company is too small to justify a formal process.  However, the Board as a whole from time to time discusses potential candidates for the Board, particularly during the preparation of the Annual General Meeting Information Circular.

6.

Assessing the Board’s Effectiveness

The Board has not constituted a committee to assess the effectiveness of the Board as a whole or the contribution of individual directors, however, the Chairman has responsibility for ensuring the effective operation of the Board.

7.

Orientation and Education of Directors

The Company does not have a formal process of orientation and education for new members of the Board.  The outside Board members currently have considerable experience as members of the boards of other public companies. Senior management provides updated presentations on material changes of the Company’s business to all members of the Board.

8.

Effective Board Size

The Board has considered its size with a view to the impact of size upon its effectiveness and has concluded that the number of directors as presently constituted is appropriate for the Company given the complexity and current stage of development of the Company’s business.  The Board as presently constituted includes considerable experience in the mining industry as well as financial experience.

9.

Compensation of Directors

Board members are not presently compensated in their capacity as a director although they are reimbursed for expenses incurred in connection with their service.

10.

The Audit Committee

The Audit Committee members are three outside and unrelated directors: Jerry Minni, Robert Coltura and Gerald Carlson.   The Audit Committee meets each quarter to review the interim financials and meets one time, and more if necessary, to review the year end financials.  The auditors of the Company report to the Audit Committee. The Audit Committee reviews the Company’s annual consolidated financial statements and interim financial statements before the board approves them.

11.

Approach to Corporate Governance

The Board of Directors has assumed the responsibility for developing the Company’s approach to governance issues and responding to governance guidelines.

12.

Position Descriptions

The Company has not formally developed position descriptions for the Board and the Chief Executive Officer; however, the Board is satisfied that senior management is fully aware of their responsibilities and those matters that are within their mandate.

13.

Board Independence

The Board has functioned, and is of the view that it can continue to function, independently of management, as required.  Mr. Nikolaos Cacos, President and CEO and Mr. David Terry, Vice President Exploration, are members of management as well as directors of the Company.  In view of the size of the Company, management representation on the Board, and the nature of its business, it is essential that those having an intimate knowledge of the Company’s operations be present during important Board discussions.  Notwithstanding the foregoing, if the Board believed it was appropriate and meaningful, it would formalize a process whereby the Board could meet without management present at the meeting.

14.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics. A copy of the Code and Policy can be found on the Company website at http://www.ameraresources.com/s/CorporateGovernance.asp

The Board appoints a Compliance Officer who is responsible for investigating and resolving all reported complaints and allegations concerning violations of the Code of Business Conduct.  The Compliance Officer has direct access to the Audit Committee and the Board and the Compliance Officer is required to report to the Board at least annually on compliance activity.

STATEMENT OF EXECUTIVE COMPENSATION

The Company is required, under applicable securities legislation in Canada, to disclose to its Shareholders details of compensation paid to its directors and officers.  The following fairly reflects all material information regarding compensation paid by the Company to its directors and officers, which information has been disclosed to the Company's Shareholders in accordance with applicable Canadian law.

Executive Compensation

Compensation Discussion and Analysis

The Company’s executive officers make recommendations to the board of directors regarding compensation policies and the compensation of senior officers. The Company does not have a Compensation Committee.  Recruitment and retention of senior executives are the key priorities of the compensation philosophy. The compensation of the senior executives comprises two components; namely, a base salary and the grant of stock options pursuant to the Company’s stock option plan which is more particularly outlined below under the Option-based Awards section.   These forms of compensation are chosen to attract, retain and motivate the performance of selected directors, officers, employees or consultants of the Company of high caliber and potential and to encourage and enable such persons to acquire and retain a proprietary interest in the Company by ownership of its stock.  Each senior executive is employed for his or her skills to perform specific tasks and the base salary and number of options is fixed accordingly.

The Company had engaged Grosso Group Management Ltd., (“Grosso Group”) to provide services and facilities to the Company. The Grosso Group is a private company that is currently owned by IMA Exploration Inc. (“IMA”), Blue Sky Uranium Corp. (“Blue Sky”) and Golden Arrow Resources Corporation (“Golden Arrow”), each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

The arrangement with the Grosso Group was terminated effective September 1, 2008. During the year ended December 31, 2008, the Company incurred fees of $295,551 to the Grosso Group (see “Management Contracts”).

Senior executives generally enter into an employment agreement with the Grosso Group, with standard clauses covering salaries and termination. The highlights of the employment agreements for the NEOs are outlined below under the section entitled “Management Contracts” and Narrative Discussion under the Summary Compensation Table.

Option-based Awards

The grant of option-based awards to the senior executives is determined by the recommendation of executive officers to the board of directors pursuant to the terms of the stock option plan referred to below. Previous grants of option-based awards are taken into account when considering new grants.

The options are always granted at market price. The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions : weighted average risk free rate, weighted average expected life , expected volatility and dividend yield.

During 2008, no option-based awards for executives were granted.  As of November 28, 2008, the Company cancelled all previously granted stock options.

Summary Compensation Table

Named Executive Officers mean the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) of the Company, or acting in a similar capacity or function, regardless of the amount of compensation of that individual and each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, or three most highly compensated individuals acting in similar capacities, who were serving as executive officers, or in a similar capacity, at the end of the most recent financial year and whose compensation exceeds $150,000, and such individuals who would be an NEO but for the fact that they were not serving as an executive officer or in a similar capacity at the end of that financial year.

During the Company’s last completed financial year ended December 31, 2008, the Company had three Named Executive Officers: Mr. Nikolaos Cacos, President and CEO, Mr. Arthur Lang, CFO (until September 3, 2008), and Mr. Michael Clark, acting CFO (effective September 3, 2008).

The following table (presented in accordance with Form 51-102F6 – Statement of Executive Compensation under National Instrument 51-102 – Continuous Disclosure Obligations) sets forth all annual, long term and other compensation for services in all capacities to the Company and its subsidiaries payable to the NEOs for the three financial years ended December 31, 2008, 2007, and 2006 (to the extent required by the Regulations) in respect of the Named Executive Officers:

Non-equity incentive plan compensation ($)
Name and Principal Position	Year Ended December 31	Salary ($)	Share- based Awards ($)	Option- Based Awards ($) (13)	Annual incentive plans ($)	Long-term incen-tive plans	Pension value ($)	All other Compen-sation ($)(3)	Total compensation ($)(3)
Nikolaos Cacos President and CEO(1)(2)(3) (4)(5)(6) Art Lang CFO(7)(8)(9) (10)(11) Michael Clark, acting CFO(12)	2008 2007 2006 2008 2007 2006 2008 2007 2006	65,275 87,500 85,833 19,515 26,535 15,223 19,539 N/a N/a	Nil Nil Nil Nil Nil Nil Nil Nil Nil	Nil 54,625 17,250 Nil 15,200 6,900 Nil n/a n/a	Nil Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil Nil	65,275 142,125 103,083 19,515 41,735 22,123 19,539 Nil Nil

*Note: On December 5, 2008, the shareholders of the Company passed a special resolution authorizing the authorized share capital of the Company be altered by consolidating all of the issued and outstanding common shares of the Company on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares.  All stock option amounts set out in the footnotes below related to 2007 and 2006 are on a pre-consolidation basis.

(1)

Mr. Cacos is also a director but does not receive any compensation in that capacity.

(2)

During the year 2008, Mr. Cacos’s compensation from the Company was $87,500, of which $65,275 was paid and $22,225 was payable to Mr. Cacos.

(3)

During the year 2007, Mr. Cacos’s compensation from the Company was $87,500 for the year.

(4)

During the year 2006, Mr. Cacos’s compensation from the Company was $85,833 for the year.

(5)

Mr. Cacos’s option-based awards during 2007 consisted of 287,500 stock options granted July 27, 2007 at an exercise price of CDN$0.40 and fair value of CDN$0.19  per share.

(6)

Mr. Cacos’s option-based awards during 2006 consisted of 75,000 stock options granted June 11, 2006 at an exercise price of CDN$0.60 and  fair value of CDN$0.23 per share.

(7)

During the year 2008, Mr. Lang’s compensation from Grosso Group was $150,000, of which $19,515 was allocated to the Company as part of the Grosso Group fees for the year.   Mr. Lang resigned on September 3, 2008.

(8)

During the year 2007, Mr. Lang’s compensation from Grosso Group Management Ltd. (the “Grosso Group”) was $150,000 of which $26,535 was allocated to the Company as part of the Grosso Group fees for the year.

(9)

During the year 2006, Mr. Lang’s compensation from Grosso Group was $135,021, of which $15,223 was allocated to the Company as part of the Grosso Group fees for the year.

(10)

Mr. Lang’s option-based awards during 2007 consisted of 80,000 stock options granted July 27, 2007 at an exercise price of CDN$0.40 and  fair value of CDN$0.19 per share.

(11)

Mr. Lang’s option-based awards during 2006 consisted of 30,000 stock options granted June 11, 2006  at an exercise price of CDN$0.60 and  fair value of CDN$0.23 per share.

(12)

Mr. Clark was appointed acting CFO on September 3, 2008. During the year 2008, Mr. Clark’s total compensation from Grosso Group was $90,127, of which $19,539 was allocated to the Company as part of the Grosso Group fees.

(13)

The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life , expected volatility and dividend yield.

Narrative Discussion

The Company does not have a share-based award plan other than the stock option plan referred to above. The Company also does not have a pension plan or a long term incentive plan.

The Company had engaged Grosso Group Management Ltd. to provide services and facilities to the Company. The Grosso Group is a private company that is currently owned by IMA Exploration Inc. (“IMA”), Blue Sky Uranium Corp. (“Blue Sky”) and Golden Arrow Resources Corporation (“Golden Arrow”), each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

The arrangement with the Grosso Group was terminated effective September 1, 2008. During the year ended December 31, 2008, the Company incurred fees of $295,551 to the Grosso Group paid in twelve monthly payments as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.

Mr. Cacos, the Company’s President and CEO, provides his services on a full-time basis under a contract with a private company controlled by Mr. Cacos for an annual fee of $87,500. During the fiscal 2008, the Company paid $65,275 to the President and $22,225 was included in accounts payable as at December 31, 2008. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

Mr. Arthur Lang provided his services as part of the Company’s agreement with the Grosso Group.  During the year ended December 31, 2008 Mr. Lang’s total compensation from the Grosso Group was $150,000 of which $19,515 was allocated to the Company as part of the Grosso Group fees.  Mr. Lang resigned from the Company as Chief Financial Officer effective September 3, 2008.

Mr. Michael Clark, acting Chief Financial Officer, provided his services as part of the Company’s agreement with the Grosso Group.  During the year ended December 31, 2008 Mr. Clark’s total compensation from the Grosso Group was $90,127 of which $19,539 was allocated to the Company as part of the Grosso Group fees.  Mr. Clark was appointed acting Chief Financial Officer effective September 3, 2008.

There are no specific termination provisions pursuant to the employment agreements between Messrs. Clark and Lang and the Grosso Group.

Pursuant to the Company’s stock option plan, in the event that the Option Holder holds his or her Option as an Executive (as defined therein) and such Option Holder ceases to hold such position other than by reason of death or Disability, the Expiry Date of the Option shall be, unless otherwise expressly provided for in the Option Certificate, the 30th day following the date the Option Holder ceases to hold such position unless the Option Holder ceases to hold such position as a result of:

(i)

ceasing to meet the qualifications set forth in the corporate legislation applicable to the Company;

(ii)

a special resolution having been passed by the shareholders of the Company removing the Option Holder as a director of the Company or any Subsidiary; or

(iii)

an order made by any Regulatory Authority having jurisdiction to so order;

in which case the Expiry Date shall be the date the Option Holder ceases to hold such position.

Refer also to the Compensation Discussion and Analysis section above.

Incentive Plan Awards

Narrative Discussion

As reported above under the Summary Compensation Table, the Company does not have a share-based award plan or a long term incentive plan.   Information with respect to the grant of stock options is more particularly described above in the Option-based Awards and Compensation Discussion and Analysis sections.

Outstanding Option-Based Awards and Share-Based Awards

There were no stock option-based awards outstanding at the end of the most recently completed financial year.

Incentive Plan Awards – value vested or earned during the year

No incentive stock options vested during the year ended December 31, 2008 which were held by the NEOs.

During the year ended December 31, 2008, none of the three NEOs exercised or sold options.

Pension Plan Benefits

As reported under the Summary Compensation Table, the Company does not maintain a Pension Plan for its employees and therefore no benefits were received.

Termination of Employment or Change of Control

Other than as described below and  in the Narrative Discussion section under the Summary Compensation Table, the Company has no plans or arrangements with respect to remuneration received or that may be received by the Named Executive Officers during the Company’s most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $150,000 per executive officer.

Mr. Cacos’ contract with the Company contains provisions for a bonus plus eighteen months of compensation upon termination of employment (as a result of resignation, retirement, change of control, etc.).

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth all compensation provided to the directors for the year ended December 31, 2008.

The Company does not have a share-based award plan for the directors other than the stock option plan referred to above, details of which are provided below under Outstanding Option-Based Awards, Share- Based Awards and Non-equity Incentive Plan Compensation. The Company also does not have a pension plan or a non-equity incentive plan for its directors.

Other than as described above in the Narrative Description and reported in the table below, no directors, who were not NEO’s of the Company were compensated during the financial year ended December 31, 2008 for services in their capacity as directors.

Name	Fees Earned ($)	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total ($)
Joseph Grosso(1)	Nil	N/A	Nil	N/A	N/A	Nil	Nil
Jerry Minni	Nil	N/A	Nil	N/A	N/A	Nil	Nil
Robert Coltura	Nil	N/A	Nil	N/A	N/A	Nil	Nil
David Terry	Nil	N/A	Nil	N/A	N/A	Nil	Nil
Art Lang(2)	Nil	N/A	Nil	N/A	N/A	Nil	Nil

(1) Mr. Grosso was a director of the Company until his resignation on October 10, 2008

(2) Mr. Lang was a Director of the Company until his resignation on September 3, 2008

Narrative Description

Directors of the Company who are also NEOs are not compensated for their services in their capacity as directors, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors.

Mr. Cacos, a director and President and CEO of the Company, does not receive director’s fees but receives compensation through a service agreement described below. See Narrative Discussion following the Summary Compensation Table in the Executive Compensation section above.

Mr. Terry, a director and Vice President Exploration of the Company, did not receive director’s fees.  Mr. Terry provides his services through the Grosso Group, and has entered into an agreement with the Grosso Group.  Mr. Terry’s compensation from the Grosso Group during 2008 was $200,000 of which $19,957 was allocated to the Company as part of the Grosso Group fees (see “Management Contracts”). Mr. Terry’s contract provides that the Grosso Group may terminate the consulting agreement by providing one month notice or payment of one month’s consulting fee in lieu of notice.

Effective May 1, 2007, the Company entered into an agreement with IMA to pay a monthly fee for the services provided by IMA’s Chief Executive Officer, Joseph Grosso, who was a director of the Company until October 10, 2008.  The consulting fee did not represent directors’ fees.  The agreement may be terminated upon 30 days written notice. For fiscal 2008, the Company paid $9,000 (2007 - $6,667) to IMA for these services.  This contract was terminated effective June 30, 2008.

During the year the Company accrued consulting fees in the amount of $15,000 to a company controlled by Mr. Minni, a director of the Company. The company controlled by this director also loaned $30,000 to the Company. These amounts are included in accounts payable.

Information with respect to grants of options to the directors is reported below under the Narrative Description in the section below entitled Outstanding Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation.

Other than as described above, no directors of the Company were compensated by the Company during the financial year ended December 31, 2008 for services as consultants or experts.

Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation for Directors

As disclosed under the Director Compensation Table, the Company does not have a share-based award plan, a pension plan or a non-equity incentive plan for its directors.

Option-based awards to the directors are granted pursuant to the terms of the Company’s stock option plan. The options are always granted at market price. The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life , expected volatility and dividend yield .

Directors generally receive a grant of stock options upon their appointment.

During the most recently completed year, no stock options were granted to any directors.

Non-Cash Compensation

No stock options were granted by the Company during the financial year ended December 31, 2008 to the directors who are not a Named Executive Officer of the Company.

There were no exercises of stock options during the financial year ended December 31, 2008 by the directors who are not the Named Executive Officer, and the financial year end value of unexercised options.  There were no unexercised options at the financial year end held by a director who is not a Named Executive Officer, none of which were in-the-money.

Incentive Plan Awards Tables

No incentive stock options, which were held by the non-executive directors, vested during the 2008 year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth, as of December 31, 2008, information concerning securities authorized for issuance under the stock option plan, which is the only equity compensation plan of the Company.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	Nil	Nil	418,160
Equity compensation plans not approved by security holders(1)	N/A	N/A	N/A
Total	Nil	$Nil	418,160

Effective November 28, 2008, all stock-options previously granted were cancelled.

Long-Term Incentive and Deferred Compensation Plans

A “long-term incentive plan” is a plan providing compensation intended to motivate performance over a period greater than one financial year. As reported above under the Summary Compensation Table and Incentive Plan Awards, the Company currently has no long-term incentive plan intended to serve as incentive for performance to occur over a period longer than one year. Long-term incentive plans do not include stock options. The Company also does not have a deferred compensation plan.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any Shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 2008 (the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Effective January 15, 2009, Ernst & Young LLP, Chartered Accountants, at the request of the Company, resigned as auditors of the Company.  On the recommendation of the Audit Committee, the Board of Directors of the Company approved a proposal to engage the accounting firm of MacKay LLP, Chartered Accountants as auditors of the Company for the financial year ended December 31, 2008.

The Company has not received an invoice from Ernst & Young for any audit-related fees for the year ending December 31, 2008.

The Company received from MacKay LLP, an invoice for audit fees of $31,496 for the year ending December 31, 2008. The audit services were approved by the Company’s Audit Committee.

APPOINTMENT OF AUDITORS

The Shareholders are asked to vote in favour of a resolution ratifying and appointing MacKay LLP, Chartered Accountants, as auditor of Company for the ensuing year, to hold office until the close of the next annual general meeting of shareholders or until such firm is removed from office or resigns as provided by the Company’s articles, and also vote in favour of a resolution authorizing the board of directors to fix the compensation of the auditor. The former auditor, Ernst & Young LLP resigned as auditor of the Corporation on January 15, 2009 at the request of the Company. MacKay LLP was appointed auditor of the Corporation effective January 15, 2009 by the Board of Directors. In accordance with Part 4.11 NI 51-102, the “Reporting Package”, which includes the notice of change of auditor, letter from the former auditor and letter from the successor auditor, was filed with the necessary securities commissions on SEDAR (www.sedar.com) on January 30, 2009, and copies of these documents are attached to this Information Circular as Exhibit “B”.

MANAGEMENT CONTRACTS

Grosso Group Management Ltd.

The Company had engaged Grosso Group Management Ltd., (“Grosso Group”) to provide services and facilities to the Company. The Grosso Group is a private company that is currently owned by IMA Exploration Inc. (“IMA”), Blue Sky Uranium Corp. (“Blue Sky”) and Golden Arrow Resources Corporation (“Golden Arrow”), each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso

Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

The arrangement with the Grosso Group was terminated effective September 1, 2008. During the year ended December 31, 2008, the Company incurred fees of $295,551 to the Grosso Group paid in twelve monthly payments as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.

Nikolaos Cacos

Effective January 2, 2004, the Company entered into an agreement with Mr. Nikolaos Cacos, President of the Company, for his services.  Under the agreement Mr. Cacos was paid $6,125 per month.  Effective April 1, 2006, the agreement was modified so that the monthly fee was payable to a private company controlled by Mr. Cacos and on May 1, 2006 the monthly fee increased to $7,292.  During the year ended December 31, 2008, the Company paid $65,275, with $22,225 included in accounts payable as at December 31, 2008 to Mr. Cacos or to the private company controlled by Mr. Cacos.  The agreement also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

IMA Exploration Inc.

Effective May 1, 2007, the Company entered into an agreement with IMA to pay a monthly fee for the services provided by IMA’s Chief Executive Officer, Joseph Grosso, who was a director of the Company until October 10, 2008. The agreement may be terminated at any time by the Company upon 30 days written notice. For fiscal 2008, the Company paid $9,000 to IMA for these services. The agreement was terminated effective June 30, 2008.

JVM Management Ltd.

During the year the Company accrued consulting fees in the amount of $15,000 to a company controlled by Mr. Minni, a director of the Company. The company controlled by this director also loaned $30,000 to the Company. These amounts are included in accounts payable.

Ellsworth Geological, PC

Effective August 11, 2007, the Grosso Group entered into an agreement with a private company controlled by Peter Ellsworth, who was appointed Vice President of Exploration for his services on behalf of the companies to which Grosso Group provides its services, including the Company.  Under the agreement Mr. Ellsworth was paid US$650 per day, of which a portion is billed to the Company.  During the year ended December 31, 2008, the Company paid $48,805 in connection with Mr. Ellsworth’s services. Mr. Ellsworth was also granted 175,000 stock options of the Company at a price of $0.40 (pre-consolidated). The contract provided that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include one months consulting fee of compensation.   This agreement was not renewed and his position of Vice President Exploration ceased on August 11, 2008.

FINANCIAL STATEMENTS

A copy of the audited consolidated financial statements of the Company for the financial year ended December 31, 2008, being the Company’s most recently completed financial year, together with the auditors’ report thereon, form part of the annual report of the Company. The directors will place before the Meeting the said audited consolidated financial statements and auditors’ report.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan

Annual ratification of the Stock Option Plan

At the Annual General Meetings of Shareholders held on June 30, 2004, the Shareholders first approved the Company’s Stock Option Plan (the "Stock Option Plan") which provides for a total of up to ten percent (10%) of the issued and outstanding shares of the Company be available for issuance by the Stock Option Plan.  As the number of shares reserved for issuance under the Plan increases with the issuance of additional shares by the Company, the Plan is considered to be a “rolling” stock option plan.

The TSX Venture Exchange requires all TSX-V listed companies who have adopted a “rolling” plan requires Shareholder approval annually.   The Shareholders have ratified the Stock Option Plan at each Shareholders’ meeting subsequent to the meeting held on June 30, 2004.  Accordingly, the Company requests that the Shareholders approve the annual ratification resolution for the Company’s Stock Option Plan.

The rules of the Exchange require that the annual ratification of the Stock Option Plan be an affirmative vote of a majority of at least 50% of the votes cast at the Meeting either in person or by proxy.   Shareholders will be asked at the Meeting to pass an ordinary resolution in the form set out below.

A full copy of the Stock Option Plan will be available at the Meeting.  Shareholders may obtain an advance copy of the Stock Option Plan upon request to Panthera Exploration Inc., Suite 709, 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Attention: Corporate Secretary.  Faxed requests should be sent to: (604) 687-1858.

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.

The Stock Option Plan, in the form approved by the board of directors of Panthera Exploration Inc. on April 13, 2004, and approved by the Shareholders of to Panthera Exploration Inc. at the Annual General Meeting held on June 30, 2004, and each subsequent meeting of Shareholders thereafter, is hereby ratified, confirmed and approved;

2.

the Company is authorized to grant stock options pursuant and subject to the terms and conditions of the Stock Option Plan and up to the number of common shares of  the Company equal to ten percent (10%) of the number of common shares of the Company issued and outstanding on the grant date of the options; and

3.

the Board of Directors is authorized to make such amendments to the Stock Option Plan from time to time as the Board may, in its discretion, consider to be appropriate, provided that such amendments will be subject to the approval of all applicable regulatory authorities and in accordance with the terms of the Stock Option Plan.”

Management of Panthera Exploration Inc. recommends that Shareholders vote in favour of the foregoing resolutions, and the persons named in the enclosed form of proxy intend to vote for the approval of the foregoing resolutions at the Meeting unless otherwise directed by the Shareholders appointing them.

ADDITIONAL INFORMATION

The audited financial statements of the Company for the year ended December 31, 2008 and the report of the auditor thereof will be placed before the Meeting.  Unaudited quarterly financial statements and additional information relating to the Company’s activities may be found on SEDAR at www.sedar.com.  To obtain a copy of the most recent financial statements and MD & A, Shareholders may contact Mr. Nikolaos Cacos, Corporate Secretary, at the Company’s address.

OTHER MATTERS

The Directors are not aware of any other  matters which they anticipate will come before the Meeting as of the date of mailing of this circular.

The contents of this Information Circular and its distribution to Shareholders have been approved by the board of directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 25th day of May, 2009.

“Nikolaos Cacos”	“Michael Clark”
Chief Executive Officer and President	Acting Chief Financial Officer

EXHIBIT “A”

Audit Committee Charter

A.

Mandate

The Board of Directors of the Corporation has an overall responsibility to oversee the affairs of the Company for the benefit of the Shareholders.  The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities.  The Audit Committee has been established (within the meaning of section 3(a)(58)(A) of the Exchange Act) with the following duties and responsibilities:

➢

Ensure the effectiveness of the overall process of identifying and addressing principal business risk and the adequacy of the related disclosure

➢

Monitor the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting and legal compliance

➢

Monitor the independence and performance of the Company’s independent auditors

➢

Provide an avenue of communications among the independent auditors, management and the Board of Directors

➢

Encourage adherence to, and continuous improvement of, the Company’s policies, procedures and practices at all levels

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization.  The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

B.

Composition and Meetings

Audit Committee members shall meet the requirements of the TSX Venture Exchange (“TSX-V”) and US Securities and Exchange Commission.  The Audit Committee will have, at least, one member who meets the definition of “audit committee financial expert” (as defined under Section 407 of the Sarbanes-Oxley Act of 2002) and that he is independent (in accordance with the criteria set forth in the American Stock Exchange Company Guide).  The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgment.  All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial expertise.

 Audit Committee members shall be appointed by the Board.  If the Audit Committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate.  The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting.  The Committee should meet, at least annually, with management, the independent auditors and as a committee to discuss any matters that the Committee or each of these groups believes should be discussed.  In addition, on a quarterly basis, the Committee or its Chair, should communicate with management the Company’s financial statements and any significant findings based upon the Auditors limited review procedures, if any.

C.

Responsibilities and Duties

Review Procedures

1.

Review the Company’s annual audited financial statements and management discussion and analysis prior to filing or distribution.  Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices and judgments.

2.

In consultation with management and the independent auditors, consider the integrity of the Company’s financial reporting processes and controls.  Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures.  Review significant findings prepared by the independent auditors together with management’s responses.

3.

In consultation with management, review the Company’s quarterly financial results and management discussion and analysis prior to the release of earnings.  Discuss any significant changes to the Company’s accounting principles and any items required to be communicated by the independent auditors.

Independent Auditors

4.

The independent auditors are directly accountable to the Audit Committee.  The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

5.

Approve the fees and other significant compensation to be paid to the independent auditors, and pre-approve any non-audit services that the auditor may provide.

6.

On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Company or any member of management that could impair the auditor’s independence.

7.

Review the independent auditors audit plan and engagement letter.

8.

Discuss the year end results with the Committee before releasing.

9.

The Committee shall consider the independent auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

Responsibilities

10.

At least on an annual basis, review with the Company’s counsel, any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

11.

The Chairman, with the assistance of the entire Committee, shall annually produce a report to Shareholders to be included in the Company’s information circulars.  The Chairman of the Audit Committee will review all disclosure documents to be issued by the Company relating to financial matters, including news releases, any financial documents submitted to the TSX in Canada or the Securities and Exchange Commission in the United States and information circulars.

12.          The Chairman oversees the establishment and implementation of the Company’s Code of Business Conduct and Ethics and Whistle-Blower Policy and Procedures.

EXHIBIT “B”

▪

Notice of Change of Auditor

▪

Letter from Former Auditor

▪

Letter from Successor Auditor

CHANGE OF AUDITOR NOTICE

This notice is provided pursuant to the requirements of section 4.11 of National Instrument 51-102- Continuous Disclosure Obligations.

Effective January 15, 2009, Ernst & Young LLP, Chartered Accountants, at the request of Panthera Exploration Inc. (the “Corporation”), resigned as auditors of the Corporation. On the recommendation of the Audit Committee, the Board of Directors of the Corporation approved a proposal to engage the accounting firm of MacKay LLP, Chartered Accountants as auditors of the Corporation for the financial year ending December 31, 2008.

The Corporation will ask that the shareholders of the Corporation to ratify the appointment of MacKay LLP at the next annual and special meeting of the shareholders of the Corporation.

During Ernst & Young LLP’s appointment, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or any reportable events (as defined in subsection 4.11 (1) of NI51-102).

Ernst & Young LLP has been the auditors of the Corporation since January 1, 2005 and did not have any reservation in their auditors’ reports for any of the financial statements of the Corporation’s most recently completed fiscal year or for any period subsequent thereto for which an audit report was issued and preceding the resignation of Ernst & Young LLP.

The Corporation has requested Ernst & Young LLP and MacKay LLP to each furnish a letter addressed to the securities administrators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each letter to the securities administrators will be filed with this notice.

DATED: January 15, 2009

Panthera Exploration Inc.

“Mike Clark”

Mike Clark

CFO

[LETTERHEAD OF ERNST & YOUNG LLP CHARTERED ACCOUNTANTS]

January 20, 2009

Alberta Securities Commission

Executive Director

4th Floor, 300-5th Avenue SW

Calgary, AB T2P 3C4

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

9th Floor, 701 West Georgia Street

Vancouver, BC V7Y 1L2

Dear Sirs/Mesdames:

Re:

Panthera Exploration Inc. (formerly Amera Resources Inc.)

Change of Auditor Notice dated January 15, 2009

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and

➢

We are in agreement with the statements made in the second and the sixth paragraphs as they relate to Ernst & Young LLP. We have no basis to agree or disagree with these statements as they relate to MacKay LLP.

➢

We have no basis to agree or disagree with the comments contained in the third paragraph.

➢

We are in agreement with the statements made in the fourth paragraph.

➢

We agree with the statements contained in the fifth paragraph other than the fact that Ernst & Young was first appointed auditors on May 2, 2005.

Yours sincerely,

Ernst & Young LLP

cc:

The Board of Directors, Panther Exploration Inc.

[ LETTERHEAD OF MACKAY LLP, CHARTERED ACCOUNTANTS]

January 20, 2009

British Columbia Securities Commission 701 West Georgia Street Vancouver, B.C. V7Y 1L2	Alberta Securities Commission 4th Floor, 300-5th Ave SW Calgary, AB T2P 3C4
Panthera Exploration Inc. (formerly: Amera Resources Corporation) Suite #709 – 837 West Hastings Street Vancouver, BC V6C 3V6	Ernst & Young LLP, Chartered Accountants Pacific Centre, 700 West Georgia Street, P.O. Box 10101 Vancouver, BC V7Y 1C7

Dear Sirs:

Re: Panthera Exploration Inc. (formerly: Amera Resources Corporation) (the “Company”)

As required by National Instrument 51-102 – Continuous Disclosure Obligations, we have reviewed the information contained in the Company’s Notice of Change of Auditor dated January 15, 2009 and we do not disagree with the information contained in such notice.

Our understanding is that the notice will read as follows:

“Effective January 15, 2009, Ernst & Young LLP, Chartered Accountants, at the request of Panthera Exploration Inc. (the “Corporation”), resigned as auditors of the Corporation. On the recommendation of the Audit Committee, the Board of Directors of the Corporation approved a proposal to engage the accounting firm of MacKay LLP, Chartered Accountants as auditors of the Corporation for the financial year ending December 31, 2008.

The Corporation will ask that the shareholders of the Corporation to ratify the appointment of MacKay LLP at the next annual and special meeting of the shareholders of the Corporation.

During Ernst & Young LLP’s appointment, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or any reportable events (as defined in subsection 4.11 (1) of NI51-102).

Ernst & Young LLP has been the auditors of the Corporation since January 1, 2005 and did not have any reservation in their auditors’ reports for any of the financial statements of the Corporation’s most recently completed fiscal year or for any period subsequent thereto for which an audit report was issued and preceding the resignation of Ernst & Young LLP.

The Corporation has requested Ernst & Young LLP and MacKay LLP to each furnish a letter addressed to the securities administrators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each letter to the securities administrators will be filed with this notice.”

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Ernst & Young LLP will be provided to the Company’s registered shareholders with the meeting materials relating to the Company’s next general meeting of shareholders.

Yours truly,

MACKAY LLP

“MacKay LLP”

CHARTERED ACCOUNTANTS